Exhibit 99.1


       SOUTH TEXAS OIL COMPANY ANNOUNCES ACQUISITION AND DRILLING UPDATE

Austin, Texas - December 21, 2006 - South Texas Oil Company (OTCBB: STXX), an independent energy company active in the acquisition, development and operation of oil and gas properties with proven reserves, today announced closing on half of its previously announced letter of intent and provides the following update on two wells drilled in Colorado.

South Texas Oil's President, Murray Conradie stated, "We recently committed to the drilling of 3 wells in the DJ basin in Northeast Colorado as part of our evaluation of this field. The Marilee State #11-16 showed an 18 foot pay zone in the D and a 6 foot pay zone in the J. The DOUD #43-5 showed a 42 foot pay zone in the D and an 8 foot pay zone in the J. The mud logs showed significant gas kicks through both zones. We've run casing and will put both wells into production in early January. The third well is currently being drilled."

"As a result of these positive shows and the enormous opportunity afforded by the potential to drill 500 new wells, we have closed on half of our intended 75% working interest purchase of this property and will finalize the balance of the acquisition in January," concluded Murray Conradie.

ABOUT SOUTH TEXAS OIL COMPANY

South Texas Oil Company was formed for the purpose of the development and operation of oil properties with proven reserves. The Company currently has mineral interests in 25,244 acres of oil and gas properties made up of approximately 20,000 acres in Colorado, 3,605 acres in Frio County, Texas and 1,639 in Atascosa County, Texas.

Certain statements made in this press release contain forward-looking statements that involve a number of risks and uncertainties. This forward-looking information is based on certain assumptions, including, among others, presently known physical data concerning size and character of reservoirs and economic recoverability. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, operations involve numerous risks and uncertainties, many of which are beyond South Texas Oil's control, which could result in expectations not being realized or otherwise materially affect the financial condition, results of operation and cash flows. Additional information regarding these and other risks is contained in South Texas Oil's filings with the Securities and Exchange Commission.

Contact:

South Texas Oil Company
Murray Conradie Pres/CEO (210) 568-9760
murray.conradie@southtexasoil.com